

December 8, 2022

Kalyan Pathuri
President
Futuris Co
22 Baltimore Road
Rockville, MD 20850

> **Re: Futuris Co**
> **Offering Statement on Form 1-A**
> **Filed November 29, 2022**
> **File No. 024-12082**

Dear Kalyan Pathuri:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Eric Newlan